

March 27, 2025

Ivica Krolo
Chief Financial Officer
Birkenstock Holding plc
1-2 Berkeley Square
London W1J 6EA , United Kingdom

      Re: Birkenstock Holding plc
          Form 20-F for the Fiscal Year Ended September 30, 2024
          Response Letter Dated March 24, 2025
          File No. 001-41836

Dear Ivica Krolo:

      We have reviewed your March 24, 2025 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March13, 2025 letter.

Response Letter Dated March 24, 2025

Response to Previous Comment 1

1.   We note your response that you believe presenting a directional change in ASP on a group-wide basis is meaningful and providing the number of footwear pairs sold or ASP by channel and segment would be potentially misleading and could give undue prominence to the precision of factors in understanding the impact changes in revenue. Since you refer to ASP in your revenue by channel and revenue by segment discussions and your proposed disclosure states that you believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of your operating rests and enables them to make more meaningful period-to-period comparisons, please revise your future disclosure to state why you do not provide respective information at a channel or segment level.

Response to Previous Comment 2

2.   We note your response that your operating expense line items are predominantly exposed to Euros and your FX exposure in operating expenses is limited to global sales entities and you believe that presenting expense line items at constant currency would not provide meaningful additional information to investors. Please remove your disclosure on page 76 in your fiscal year 2024 20-F that you generate a significant portion of your expenses in currencies other than the Euro, or tell us how this statement is still applicable.

        Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing